UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events

FlatWorld Acquisition Corp. (the “Company”) today announced that it will hold a special meeting of shareholders on Friday, December 21, 2012 at the offices of FlatWorld Capital LLC, located at 220 East 42nd Street, 29th Floor, New York, NY at 10:00 a.m. Eastern time. A copy of the press release is attached to this Form 6-K as Exhibit 99.1 At the special meeting, the Company’s shareholders will consider a proposal to approve an amendment to the Company’s Eighth Amended and Restated Memorandum and Articles of Association to eliminate the blank check company provisions which restrict the Company’s ability to pursue the acquisition of one or more operating companies and related financings, following the distribution on September 26, 2012 of the Company’s trust account to the holders of the Company’s ordinary shares sold in the Company’s initial public offering, by deleting Article 24 (the “Business Transaction Articles”) in its entirety.

The Company’s Board of Directors set December 7, 2012 as the record date for determining the shareholders who are entitled to receive notice of and to vote at the special meeting.  Proxy materials pertaining to the special meeting, a copy of which is attached to this Form 6-K as Exhibit 99.2, are in the process of being distributed by the Company to shareholders of record.

Exhibits

(a) Exhibits.

Exhibit No.	Description

99.1	Press Release dated December 7, 2012
99.2	Proxy Statement for the FlatWorld Acquisition Corp. Special Meeting of Shareholders to be held on December 21, 2012.

   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

December 7, 2012	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President